March 1, 2023

FORM C Offering Circular

Up to $5,000,000.00

IOPEX Inc.



SAFEs (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by IOPEX, Inc., a Virginia corporation, DBA Imeropex (the "Company" or "Imeropex," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in SAFEs (Simple Agreement for Future Equity) of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers," "Investors," or "you." The Company intends to raise at least $100,000.00 (the "Target Offering Amount") and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum investment is $500.00 per Investor (which minimum may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through DealMaker Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to June 30, 2023 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$0	$500.00
Aggregate Minimum Offering Amount	$100,000.00	$95,000.00	$5,000.00
Aggregate Maximum Offering Amount	$5,000,000.00	$215,000.00	$4,785,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants. Also, excludes $15,000 set up fee and $2,000 per month maintenance fee payable to DealMaker Securities LLC, as well as 1% of the total Securities sold in the offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://iopexllc.net no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is February 28, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISOR, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe,"

"may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television program and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://iopexllc.net

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

IOPEX, Inc. (the "Company") is a Virginia corporation, the successor entity to a Virginia limited liability company formed on March 9, 2022, and converted from a limited liability company on January 10, 2023.

The Company is located at 46416 Esterbrook Cir, Sterling, VA 20165.

The Company's website is https://iopexllc.net.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

IOPEX Inc., dba IMEROPEX will produce and manage Immersive Operational Experiments (IMEROPEXs) for a variety of defense and safety clients. The Company and its related Full Dive Virtual Reality Unit (FDVU) technology will provide an environment for experiencing and resolving crises in an alternate virtual reality to anticipate and prevent or limit their occurrence in the real world.

Description of the Business

IOPEX Inc. dba IMEROPEX will produce and manage Immersive Operational Experiments (IMEROPEXs) for a variety of defense and safety clients. IMEROPEXs and their related Full Dive Virtual Reality Unit (FDVU) technology will provide an environment for experiencing and resolving crises in an alternate virtual reality to anticipate and prevent or limit their occurrence in the real world.

Business Plan

IOPEX Inc., industry partners and stakeholders (through a teaming arrangement) are now coordinating/seeking funding for an IMEROPEX Pilot Event. The IMEROPEX Pilot team has developed a detailed task statement delineating the experiment design, concept of operations, schedule, costs, and deliverables. The IMEROPEX Pilot team is seeking investments from both government and private entities. Once IMEROPEX Pilot team attains the required funds, it will proceed with IMEROPEX process of designing the experiment, creating the virtual environment, doing integration and testing, executing the IMEROPEX and then publishing the results with a companion YouTube video. We intend for this pilot event to not only satisfy the clients, investors, and stakeholders, but also to attract other clients interested in other or related IMEROPEX themes

The Company intends for the IMEROPEX Pilot event to generate multiple clients in 2023, for the Company to maintain minimal organic staff while outsourcing most of the IMEROPEXs tasks, for the IMEROPEXs process to streamline in 2023-202, while the cost of goods and services decrease, and multiple small, medium, and large IMEROPEX contracts are entered into in 2024-2025, at which point the Company will become profitable and work to increase its margins.

History of the Business
The Company has minimal operating history and has yet to earn any revenue.

The Company's Products and/or Services

Product / Service	Description	Current Market
IMEROPEX	The IMEROPEX Service will eventually become a persistent distributed "full dive" VR environment allowing government and industry clients to immerse themselves in crisis action scenarios and then deconstruct them to understand causality.	Crisis managers in federal, state and local governments as well as private industry security managers
FDVUs	The centerpiece of the IOPEX program will be the FDVUs. FDVUs will be a unique system that integrates hardware and software products of other vendors in a cloud environment to provide a fully immersive, distributed, and multi-sensory VR experience almost indistinguishable from the real world.	Same as above

The proceeds of the offering will foster: 1) the planning, execution and analysis of 2-3 pilot IMEROPEX events; 2) the development and evolution of the FDVU technology employed in the IMEROPEXss; and 3) pay for expenses related to this offering.

IMEROPEX will provide the IMEROPEX service (a 4–6-month process from planning to execution and analysis) to clients via the Microsoft Azure cloud. Clients will procure the service under fixed price contracts ranging from $500-900K depending on their complexity and schedule. IOPEX Inc. will also sell or lease FDVUs to the IOPEX clients. IOPEX Inc. will partner with MACE VL and other VR integration companies to distribute FDVU to the IOPEX clients.

Competition

The Company's primary competitors are Google, Apple, and Meta (Reality Labs) are all experimenting with mixed reality technology and all have significantly more resources and access to capital than does the Company. The Lockheed Martin Innovation Center, the Boeing Joint Virtual Warfare Center and certain FFRDCs are conducting experiments and exercises with operators, but their events are primarily military in nature, focused on training and are not immersive or distributed.

To the Company's understanding, none of the competitors identified above are currently offering an environment or a program for immersive crisis-action experimentation involving human operators.

Supply Chain and Customer Base

The center of gravity for the IMEROPEX Program will be IOPEX Inc. IOPEX Inc. will generate the program revenue and coordinate the management of the program's financial, technical, marketing, and human resources. For the Pilot Event, the Company will delegate most of these functions (via sub-contracts and teaming agreements) to industry partners and smaller specialty companies. As the program evolves, the Company could increase in membership and gradually absorb some of these sub-contractor functions. The Company will provide overall guidance on the planning and execution of the IMEROPEXs. As the Technical Lead, MACE VL will implement this guidance. Below are companies and organizations that will support MACE VL in the execution of the IMEROPEXs: a) Houston Community College (Experimental Environment and operators) b) Varjo (VR Headsets and Controllers) c) ShinyBox (VR Content and scenarios) d) TESLASUIT (Full-body Immersion) e) Virtuix Omni (Locomotion) f) GameDriver (Code Review) g) Ultraleap (Hand Tracking) h) HaptX (Haptic Gloves); (i) Microsoft Federal (Cloud Computing) (j) College of Education and Human Development, George Mason University (Psychological/Physiological Analysis).

There are several potential clients for IMEROPEX. On the civilian side, customers could include DHS, DOJ and their components, the Forest Service, NASA, State/Local Law Enforcement/First Responders, HHS, private/public healthcare systems, school districts, and State Election Commissioners. Civilian themes could include law enforcement use of force, border security, disaster medicine, polling place security, school security, wildfire mitigation, domestic terrorism, and emergency management. In private industry, the customers could include security, oil and gas and other companies operating or protecting infrastructures vulnerable to natural or man-made threats. Presuming the Company can obtain the necessary security clearance, on the military side, customers could include OSD R&E, the Joint Staff, COCOMs, Service PEOs/PMs and Service labs. Military themes could include the employment of new weapons, sensors or C3 systems and the tactics for their use.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
557634280	Full Dive Virtual Reality Integration System	Broadly, an embodiment of the present 10 invention provides a full dive virtual reality unit (FDVU). The FDVU may be an integration of advanced virtual reality	August 18, 2022		United States

| | | (VR) technologies providing an immersive experience indistinguishable from the real world. FDVUs may be a unique system that integrates hardware and software products of other vendors in a cloud environment to provide a fully immersive, 15 distributed, and multi-sensory VR experience. | | | | |

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
97403801	Design and development of computer game software and virtual reality software; Design and development of computer software for Mixed Reality (MR) and Virtual Reality (VR),	IMMERSIVE OPERATIONAL EXPERIMENTATION	May 10, 2022		United States

	immersing operators in the experimental environment, immersing military and civilian clients in crisis action scenarios and then decomposing them to understand causality, performing analysis as to what factors decided outcomes; Design and development of virtual reality software				

Error! Bookmark not defined.**Governmental/Regulatory Approval and Compliance**

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Government Consultant	Loudoun County	Business License	April 19, 2022	April 19, 2022

Regulations are emerging for various activities in the VR metaverse--especially related to personal privacy. Laws and regulations are evolving to protect against the dissemination of PII information in VR environment--especially to bad actors and third-party technology companies. IMEROPEXs performed on the cloud must adhere to basic personal privacy regulations. In addition, FDA regulations require the designation of Institutional Review Boards (IRBs) to review and monitor any research or experimentation involving human subjects.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

The Company is operated by the following individual:

Name	Description	Years in business	Management fee
James Dear	President, IOPEX, Inc.	Less than 1	$0.10

Other

The Company's principal address is 46416 Esterbrook Cir, Sterling, VA 20165

The Company conducts business in Texas.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

THE OFFERING

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	10
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	_____
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	_____
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	_____
Purchase price per Security	Dividing the valuation cap by the company capitalization
Minimum investment amount per investor	$500.00
Offering deadline	June 30, 2023
Use of proceeds	See the description of the use of proceeds on page 28 hereof.
Voting and Control	See the description of the voting rights on page 35 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history, upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were originally incorporated under the laws of Virginia in March of 2022, and converted to a corporation in 2023. Accordingly, we have very little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. Since formation we have had no revenue and no accounts receivable. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products and services are highly competitive.
We face competition with respect to any services or products that we may seek to develop or commercialize in the future. Our competitors include major international companies worldwide,

including Google and Meta. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors will also be competing with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on a team of third-party service providers to develop the products and services.
We rely on many service providers and vendors to provide essential function to the Company. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in service providing and may be unable to timely put on the IMEROPEX Pilot Event. If third party services are interrupted or not performed or the performance is poor, this could impact our ability to execute on our business plan. Such interruptions in the provision of supplies and/or services could result in our inability to put on the IMEROPEX Pilot Event or meet customer demand, and may further damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to put on the IMEROPEX Pilot Event and provide our services and products.
We intend to procure materials from a limited number of team members and vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

The Company's success depends on the experience and skill of its sole employee, director, and officer, James B. Dear.
The loss of James B. Dear, the sole officer and director, could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including the one associated with our provisional patent application #557634280.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our

failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on James B. Dear, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on James B. Dear in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to James B. Dear in the event of his death or disability. Therefore, if James B Dear dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations

where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our limited past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* extreme competition from highly capitalized companies in the technological and artificial intelligence spaces

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

We expect to raise revenue generated primarily from servicing customers seeking to hire qualified professionals in the defense and safety industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the defense and safety industries and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of

performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

The Company does not currently have clients and failure to obtain clients on favorable terms could adversely affect results of operations.

There is no guarantee that the IMEROPEX Pilot will be put on timely or attract customers. Moreover, there is no guarantee that we will be able to obtain customers on favorable pricing terms. If we cannot obtain customers on favorable pricing terms, our ability to execute the business plan will be adversely impacted.

If the IMEROPEX Pilot Event is successful, we plan to derive significant revenue and profit from government contracts awarded through competitive bidding processes, including renewals, which can impose substantial costs on us.

Many of these contracts are extremely complex and require the investment of significant resources in order to prepare accurate bids and proposals. Competitive bidding imposes substantial costs and presents a number of risks, including: (i) the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may or may not be awarded to us; (ii) the need to estimate accurately the resources and costs that will be required to implement and service any contracts we are awarded, sometimes in advance of the final determination of their full scope and design; (iii) the expense and delay that may arise if our competitors protest or challenge awards made to us pursuant to competitive bidding, and the risk that such protests or challenges could result in the requirement to resubmit bids, and in the termination, reduction, or modification of the awarded contracts; and (iv) the opportunity cost of not bidding on and winning other contracts we might otherwise pursue. Adverse events or developments in any of these bidding risks and uncertainties could materially and negatively impact our business and results of operations.

We will rely on subcontractors, partners, and the IMEROPEX team to put on the IMEROPEX Pilot and develop our products and services.

We work with subcontractors, teaming partners and other third parties to develop the IMEROPEXs. While we believe that we perform appropriate due diligence on our subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us, or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Military actions in Ukraine and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and the industry's ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our the industry, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, many of whom have significantly greater resources and significantly greater access to capital, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights' claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period, the Company could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties, such third parties compose the IMEROPEX Team. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology necessary to put on the IMEROPEX Pilot Event or to service clients appropriately after the event, which may impair our ability to grow the business.

In addition to the technologies we develop, our suppliers develop product innovations. Further, we rely heavily on our IMEROPEX Pilot Team to provide us with leading-edge technologies to develop the products and services in accordance with our business plan. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring

necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, competition landscape, and industry standards change frequently in the industry. As a result, success in current markets and new markets will depend upon our ability to enhance current services and products, address any product defects or errors, acquire or develop and introduce new products that would meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The services and products we are looking to demonstrate at the IMEROPEX Pilot, and then later sell, are advanced, and we need to rapidly and successfully develop such services and products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, particularly against competitors with greater resources and access to capital, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our Company and the IMEROPEX Team. Even assuming the IMEROPEX Pilot is a success and customers are obtained, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate these customer's needs and technology trends. We will need to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with a potential customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in an inability to attract or retain customers.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to attract and retain customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Target Offering Amount of money to be raised will not provide enough capital to execute our business plan.

The Company is permitted to use any money invested in this Offering after at least $100,000 is raised. $100,000 be sufficient for the Company to begin execution of its business plan. If less than $2,000,000 is raised in this Offering it is unlikely the Company will be able to execute its business plan or put on the IMEROPEX Pilot Event.

Risks Related to the Securities

The SAFEs (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the SAFEs may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAFEs (Simple Agreement for Future Equity), the form of which is attached as Exhibit B. Because the SAFEs (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFEs have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the SAFEs may also adversely affect the price that you might be able to obtain for the SAFEs in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

The Securities do not accrue interest or otherwise compensate Investors for the period in which the Company uses proceeds from the Offering.

The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No guarantee of return on investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of the Company.

These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

The Company is owned and managed by one shareholder and one director.

James B. Dear, owns 100% of the Company and is the sole director of the Company. James B. Dear, will, therefore, be able to exercise significant influence over matters requiring owner approval, including the election of directors and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the sole owner could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a conversion cap.

The Securities do not have a conversion cap, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Therefore, the Securities will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

Parallel 506(b) Offering

The Company intends to commence an offering under Rule 506(b) of Regulation D during this Offering. The offering under Rule 506(b) will offer securities materially different terms than this Offering. Such terms may include the issuance of convertible notes, common, or preferred shares in the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

USE OF PROCEEDS

The purpose of this Offering is to foster: 1) the planning, execution and analysis of 2-3 pilot IMEROPEX events; 2) the development and evolution of the FDVU technology employed in the IMEROPEXss; and 3) pay for expenses related to this offering. The following table lists the use of proceeds of the Offering if the Target Offering Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	20.00%	$20,000	4.3%	$215,000
Campaign marketing expenses or related reimbursement	50.00%	$50,000	1.00%	$50,000
Estimated Attorney Fees	5.00%	$5,000	0.10%	$5,000
Estimated Accountant/Auditor Fees	5.00%	$5,000	0.10%	$5,000
General Marketing	10.00%	$10,000	0.20%	$10,000
Research and Development	10.00%	$10,000	60.00%	$3,000,000
Equipment Purchases	0.00%	$0	20.00%	$1,000,000
Accrued expenses of managers, officers, directors or employees	0.00%	$0	2.00%	$100,000
Repayment of Debt	0.00%	$0	0.50%	$25,000
General Working Capital	0.00%	$0	10.00%	$500,000
Miscellaneous	0.00%	0.00%	0.18%	$9,000
Total	**100.00%**	**$100,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

Miscellaneous expenses could include leasing office space or storage facilities

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Unexpected increase in marketing costs, attorney fees or research and development.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The director of the Company is listed below along with all positions and offices held at the at the Company and his principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

James B. Dear

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, March 9, 2022 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

SIMEX Program Manager, MITRE Corporation, March 2001-September 2021 Independent Consultant, October 2021-March 2022

Education

BA Philosophy, University of Texas MPA, LBJ School of Public Affairs

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Virginia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee in Virginia.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Corporation/Shares
Amount outstanding	25,000 common shares, all held by James B. Dear
Voting Rights	One vote per common share
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	No notes or bonds are being issued pursuant to Regulation CF. The Securities will have a dilutive effect upon dividends paid to shareholders once converted.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0% of the ownership.

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Intuit
Amount outstanding	$25,000.00
Interest rate and payment schedule	APR: 12% Loan Term: 12 months Recurring payment: $2,222.53 per month
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The Company intends to conduct a private placement offering under Rule 506(b) of Regulation D while this crowdfunding project is proceeding. Those investors who invest in the company pursuant to the 506(b) offering, will likely receive different terms than those under this Offering.

Valuation

The Company has performed no pre-offering valuation and the Securities are priced arbitrarily.

Ownership

The Company is solely owned by James Dear

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
James Dear	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and the financial statements attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A and are certified by the President below.

Operations

We did not generate any revenue in 2022. For the year ended December 31, 2022 our primary expenses included the cost of general operations and a sub-contract with MACE VL.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on doing an IMEROPEX Pilot Event to showcase the capability to prospective client and evolve the FDVU technology.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity. As of the end of the 2022 fiscal year IMEROPEX has $45,876 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering and the 506(b) offering which the Company intends to commence during the course of this Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the

Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to SAFEs (Simple Agreement for Future Equity) for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $100,000 in this Offering. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by Offering Deadline in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Offering Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must complete the purchase process through the Intermediary by making a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Enterprise Bank & Trust until the Target Offering Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five days after reaching the Target Offering Amount and providing notice to the Purchasers.

If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has not yet been determined but will be determined by Dividing the valuation cap by the company capitalization. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through DealMaker Securities LLC, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
4.0% of the amount raised and $15,000.00 one-time set up fee plus $2,000 maintenance paid on a monthly basis.

Stock, Warrants and Other Compensation
1% of the total Offered Securities sold in the Offering (deliverable at closing).

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 100,000 shares of common stock, no par value, of which 25,000 common shares will be issued and outstanding, and no preferred stock.

At the initial closing of this Offering (if the minimum amount is sold), the Company will have membership interests outstanding.

Not Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive phantom equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Investors to any dividends.

Conversion
Upon each future equity financing by the Company of greater than $5,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing the amount the Investor paid for the Securities (the

"Purchase Amount") by 80% of the value of the lowest price per share of the Securities sold in such Equity Financing.

The applicable denominator that is used above (the lowest price per share of Securities sold in such Equity Financing) shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to:

the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (a) a cash payment equal to 1.2 times the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the 80% of the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting Securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting Securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to 1.2 times the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER MATERIAL INFORMATION

Information Presented to Investors

Information will be available to investors at https://invest.imeropex.net/ (the "Investment Site"). The landing page of the Investment Site is attached as Exhibit C. Additionally, on the Investment Site, videos will be presented, the transcripts of which are attached as Exhibit D.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

FINANCIAL STATEMENT CERTIFICATION

I, James B. Dear, certify that the financial statements of the Company included in this Form C are true and complete in all material respects

/s/James B Dear
(Signature)

James B Dear
(Name)

President
(Title)

EXHIBITS

Exhibit A   Financial Statements

Exhibit B   Form of SAFE

Exhibit C   Landing Page for Investment Site

Exhibit D   Transcripts of videos available on Investment Site

EXHIBIT A

Financial Statements

12563859.8

IOPEX LLC (the "Company") a Virginia Limited Liability Company

Financial Statements and
Independent Accountant's Audit Report

Short Year Ended December 31st, 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To Management
IOPEX LLC

We have audited the accompanying statement of financial position of IOPEX LLC as of December 31st, 2022, and the related statements of operations, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

Opinion

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of IOPEX LLC as of December 31st, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 16, 2023
Vincenzo Mongio

IOPEX LLC
Statement of Financial Position

	As of December 31, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	45,876
Prepaid Expenses	16,715
Total Current Assets	62,591
Non-current Assets	
Deferred Offering Costs	26,000
Patent Costs	4,854
Total Non-Current Assets	30,854
TOTAL ASSETS	93,445
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Short Term Debt	23,016
Accrued Interest	205
Total Current Liabilities	23,221
TOTAL LIABILITIES	23,221
EQUITY	
Member's Capital	70,224
Total Equity	70,224
TOTAL LIABILITIES AND EQUITY	93,445

IOPEX LLC
Statement of Operations

	Short Year Ended December 31 2022
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	13,914
General and Administrative	18,678
Research and Development	49,160
Travel	6,579
Utilities	3,330
Professional Fees	7,807
Total Operating Expenses	99,468
Operating Income (loss)	(99,468)
Other Income	
Interest Income and Cashback	1,158
Total Other Income	1,158
Net Income (loss)	(98,311)

IOPEX LLC
Statement of Cash Flows

	Short Year Ended December 31 2022
OPERATING ACTIVITIES	
Net Income (Loss)	(98,311)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Prepaid And Deferred Expenses	(42,715)
Accrued Liabilities	205
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(42,510)
Net Cash provided by (used in) Operating Activities	(140,821)
INVESTING ACTIVITIES	
Patent Costs	(4,854)
Net Cash provided by (used by) Investing Activities	(4,854)
FINANCING ACTIVITIES	
Net Member Contributions	168,535
Net Loan Proceeds	23,016
Net Cash provided by (used in) Financing Activities	191,550
Cash at the beginning of period	-
Net Cash increase (decrease) for period	45,876
Cash at end of period	45,876

IOPEX LLC
Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 3/9/2022 (inception)	-
Capital Contributions, Net of Distributions	168,535
Net Income (Loss)	(98,311)
Ending Balance 12/31/2022	70,224

IOPEX LLC
Notes to the Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

IOPEX LLC was formed in Virginia on March 9th 2022. The company plans to earn revenue by conducting Immersive Operational Experiments (IOPEXs) for state, local and federal government entities. The Company's headquarters is in Sterling, VA. The Company's customers will be primarily in the United States.

The company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Deferred Offering Costs

The Company incurred deferred offering costs of $26,000 in connection with the upcoming crowdfunding raise. These costs were capitalized and will be amortized to expense over the expected life of the related financing, which is estimated to commence and finish in 2023.

The Company assessed the recoverability of its deferred offering costs and determined that there was no impairment as of December 31, 2022.

In the event that the Company's raise is not completed, the deferred offering costs will be expensed as incurred.

Research and Development

The Company expenses research and development ("R&D") costs as incurred. These costs consist primarily of personnel expenses, third-party contract costs, and other direct costs associated with the research and development of new products and technologies.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

In November 2022, the Company took out a $25,000 loan due in November 2023 with monthly payments of $2,222.53 accruing interest at 12% annually. The outstanding balance of this loan as of December 31st, 2022 was $23,015.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	$23,015

NOTE 6 – EQUITY

For the period presented, the Company was a single-member LLC with a single class of ownership interest. Profits and losses were allocated in accordance with the operating agreement. Upon formation of the Company, ownership was held by one individual with 100% ownership percentage.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31st, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 16, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT B

Form of SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE **“SECURITIES ACT”),** AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

IOPEX, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2023

THIS CERTIFIES THAT in exchange for the payment by [______________________] (the **“Investor”,** and together with all other Series 2023 Crowd SAFE holders, **“Investors”)** of $[_________] (the **“Purchase Amount”)** on or about [_______________________], IOPEX, Inc., a Virginia corporation (the **“Company”),** hereby issues to the Investor the right to certain shares of the Company’s Capital Stock (defined below), subject to the terms set forth below.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing.**

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) **(“First Equity Financing”),** the Company shall notify the Investor of the closing of the First Equity Financing and of the Company’s discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the “First Equity Financing Price”).

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event.**

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will receive a cash payment equal to 1.2 times the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Conversion Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to 1.2 times the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event.** If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b) subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination.** This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the

Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the President of the Company as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the President will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Closing**" means the Company's election to close all or any portion of this offering, by accepting Investors and issuing SAFEs on various dates at or prior to the Termination Date (each a "**Closing Date**").

"**Common Stock**" means common stock, no par value, of the Company.

"**Conversion Price**" means (i) with respect to a conversion pursuant to Section 1(a), 80% of the lowest price per share of the securities sold in the Equity Financing; and (ii) with respect to a conversion pursuant to Section 1(b), 80% of the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $5,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"Preferred Stock" means the preferred stock of the Company.

"Regulation CF" means Regulation Crowdfunding promulgated under the Securities Act.

"Termination Date" The Company may accept subscriptions until June 30, 2023 (the "Termination Date"), provided that the Company may extend the Termination Date in Company's sole discretion.

"SAFE" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"Target Offering Amount" The Company intends to raise at least $100,000.00, which is the Target Offering Amount.

3.   *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion

contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor

represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5.   *Transfer Restrictions.*

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the

Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Escrow Arrangements*

Payment for the Crowd SAFEs shall be received by the escrow agent appointed by the Intermediary in this Offering (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

7.   *Investment Cancellation*

Investors may cancel an investment commitment until 48 hours prior to any Closing Date, using the cancellation mechanism provided by the Intermediary. The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount, at least 21 days after the Offering's commencement, and prior to the Offering

Deadline, it may close the Offering at least five days after reaching the Target Offering Amount and providing notice to the Investors.

If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Termination Date, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor, will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

8.   *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however,* that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing

members of, or shares the same management company with, the Investor; and *provided, further,* that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Virginia, without regard to the conflicts of law provisions of such jurisdiction.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

IOPEX, Inc.

By:_____
Name: James Dear
Title: President
Address: 46416 Esterbrook Cir., Sterling, VA 20165
Email: jdear@iopexllc.com

INVESTOR:
By:_____
Name:_____

Exhibit A – CF Shadow Share Proxy


Irrevocable Proxy


Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the *"Crowd SAFE")* dated _____ between IOPEX, Inc., a Virginia corporation (the *"Company")* and [_____] *("Stockholder')*. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Preferred Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and DealMaker Securities LLC (the *"Intermediary")* as another holder of Preferred Stock of a CF Shadow Series hereby agree as follows:

1.   **Grant of Irrevocable Proxy.**

      a.   With respect to all of the shares of Preferred Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the *"Shares"),* Stockholder hereby grants to the President of IOPEX, Inc. at the time of conversion, an irrevocable proxy under Section 13.1-663 of the Virginia Stock Corporation Act to vote the Shares in any manner that the he or she may determine in his/her sole and absolute discretion. For the avoidance of doubt, the President of IOPEX, Inc.at the time of conversion, as the holder *("Holder")* of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Holder hereby agrees to vote all Shares consistently with the majority of the preferred shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

      b.   The Holder shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Holder's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Holder's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Holder or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

      c.   This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2.   **Legend.** The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties.** The Stockholder represents and warrants to the Holder as follows:

  a. The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

  b. The Stockholder is the record owner of the Shares listed under the name in the signature block and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. **Equitable Remedies.** The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Holder may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Holder may otherwise have available.

5. **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. **Amendment.** Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Holder.

7. **Assignment.**

  a. In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.

  b. The Holder may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8. **Severability.** In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

STOCKHOLDER: **HOLDER:**

By:_____   By:_____

Name:_____   Name: James Dear

Shares:_____   Date:_____

12507292.8

12507292.6

EXHIBIT C

Landing Page for Investment Site













PROBLEM MARKET SOLUTION TRACTION ROADMAP ABOUT

INVEST NOW

GET AHEAD OF CRISES WITH IMMERSIVE OPERATIONAL EXPERIMENTATION (IMEROPEX)™

Our IMEROPEX service enables clients (and their operators) to experience, understand and resolve crises before they happen. This experience, employing our patent-pending "full dive" VR technology, should limit or even prevent the occurrence of the same crises in the real world. Join us in revolutionizing the way we approach crisis management and become better prepared for any contingency.

PLAY VIDEO
CoFounder, Shiny Box Interactive
JOHN BROADWAY

INVEST NOW

$500
MINIMUM INVESTMENT IN THE SIMPLE AGREEMENT FOR FUTURE EQUITY (SAFE)

0 % OF THE GOAL RAISED $5.000.000,00

FORM C READ NOW

OFFERING CIRCULAR DOWNLOAD

SOME OF OUR PARTNERSHIPS TO DATE

TESLASUIT

Limit the Impact of Crises with IMEROPEX

THE CHALLENGE

Government and private sector clients concerned with crisis management are tasked with solving big problems in:

- School Security
- Active Shooters
- Military Operations
- Emergency Management
- Law Enforcement
- Disaster Medicine

HOW WE COMPARE TO OTHER SOLUTIONS IN THE MARKET

Current approaches are either excessively expensive, hard to control and measure or lack operational fidelity.

Monte Carlo Stimulation	Table-Top Exercise/ Wargames	Field Event
All data and no human input or interaction	Mostly talking, seminar style, limited action	Most realistic, but expensive and lacks the ability to quickly change/control variables
Statistical Rigar	Collegial and relatively inexpensive	Operationally and Technically Realistic
Abstractions of human behavior and interactions with technology	Limited tactical realism with outcomes influenced by seminar manager	Castly and logistically complex

MANY ORGANIZATIONS NEED OUR HELP



Operator Engagement

DOD and Foreign Military

School Security

DHS and states



At IMEROPEX, we understand the importance of preparing for unexpected events and crises.

That's why we've developed a cutting-edge IMEROPEX solution that enables individuals and organizations to experience and resolve crises in a safe, virtual reality environment.

VR Headsets	Multi-Sensory Body Suits	Haptic Gloves	Game Engines	360 Degree Treadmills



OUR SOLUTION



Full Dive Virtual Reality Units (FDVUs)

Experimental Design and Analysis

We will Maintain a cloud computing environment and 30+ FDVUs that IMEROPEX clients can use during their experiments.

BUSINESS MODEL



Service	HYBRID MODEL SERVICE AND HARDWARE	Hardware
$800-900K Build out initial enviroment and run first event.		**$30-35K** Clients wanting their own IOPEX infrastructure can purcahsed individual FDVUs for $30-35k/each.
$300-400K or **$50-100K**		

MASSIVE MARKET OPPURTUNITY









2021

$22B

Global Market for VR

Estimated CAGR of 15% 2022-2030

Mostly in VR gaming, training and onboarding applications.

IMEROPEX
Immersive Operational Experimentation

2022

$123B

Incident and Emergency Management Market

Estimated CAGR of 6.4% during 2022-2032

Mostly in live events and non-vr digital simulations.

IMEROPEX system and services will shape and exploit the global VR market overall, while serving public and private sector clients' unique crisis management

TRACTION

August 2022
Provisional Patent on Full Drive VR Units

November 2022
Completed robust FDVU Technical Tests

February 2023
Trademark application

January 2023
Accepted in the NewChip accelerator program

ROADMAP

Report on FDVU technical test published 2 January

January/ February

Report on FDVU technical test published 2 January

March/ April

Distributed FDVU demonstration at IVRHA summit in early March

April/ May























Investor and equity crowdfunding campaigns begins

CRADA/Contract with DOD/DHS for IMEROPEX Pilot

IPC for IMEROPEX Pilot

INVEST IN IMEROPEX AND REVOLUTIONIZE CRISIS MANAGEMENT.

INVEST NOW

FOUNDER

Jim Dear

20+ years of experience in developing and managing robust Simulation Experimentation (SIMEX) Program incorporating Mixed/Virtual Reality

OUR FOUNDING TEAM

Technical Leadership

Dean Zywicki
Co-Founder/CTO
IOPEX, Inc

Software Development

Todd Daniel
Managing Partner
Shiny Box

Decision-making Analysis

Alex Mintz
Founder
xR Decisions

Hardware Integration

Chad Madad
Co-Founder
MACE VL

Director of Marketing

Makayla Mitchell
Manager
Valynt Digital

Qualitative Analysis

Stephanie Dailey
Asst. Professor
Counseling and Development
GMU

Data Science

Elis Davis
CEO
Recolude

Command Center Emulation

Mark Templeton
Chief Revenue Officer
Headwall VR

ADVISORY BOARD

James Dear

Managementt and
Production 20+ years
of experience SIMEX
PM for DOD and DHS

Dr. Rich Staats

Strategic Consultant
Former CG, 75th
Innovation Command

Bob Fine

Executive Director,
International Virtual
Reality and Healthcare
Association

GOT A QUESTION?

Why invest in startups?	⌄

How much can I invest?	⌄

How do I calculate my net worth?	⌄

What are the tax implications of an equity crowdfunding investment?	⌄

Who can invest in a Regulation CF Offering?	⌄

What do I need to know about early-stage investing? Are these investments risky?	⌄

When will I get my investment back?	⌄

Can I sell my shares?	⌄

Exceptions to limitations on selling shares during the one-year lock up are transfers:	⌄

What happens if a company does not reach their funding goal?	⌄

How can I learn more about a company's offering?	⌄

What if I change my mind about investing?	⌄



Patents Pending

GET IN TOUCH

6515 Add an adress here,
FL, United States, 43017

LINKS

THE PROBLEM
SOLUTION
BUSINESS
MARKET
TRACTION
ROADMAP
ABOUT US

COMPANY

FORM C
CIRCULAR OFFERING
PRIVACY POLICY

INTERACTIVE FORUM

What do you think?
0 Responses


0
Upvote


0
Funny


0
Love


0
Surprised


0
Angry


0
Sad

0 Comments    1 James Dear ▼

 J   Start the discussion…

♡   • Share   Best Newest Oldest

Be the first to comment.

EXHIBIT D

Transcripts of videos available on Investment Site

IMEROPEX_BRANDSHORT_DELIVERY

📅 Fri, Feb 24, 2023 1:16PM   🕐 1:04

SUMMARY KEYWORDS

crisis, experiment, haptic, operators, mass casualty, headsets, technology, school shootings, experimentation, io, wildfires, happened, findings, treadmill, pacs, mitigating, virtual reality, gloves, generating, immersion

---

 **00:00**

We're using the metaverse to understand why crisis situation happened, where the operators experiencing that crisis. It can range from things like school shootings, mitigating wildfires, mass casualty evacuation and treatment. Wherever there's a crisis, you can do an experiment around it using full die of virtual reality and examine why things happened. That integration of all those technologies together headsets, haptic gloves, body suit, 3d security treadmill game engine over the cloud, the more the operators believe they're in the environment, the more valuable the findings from the experiment.

 **00:34**

The fact is that you really can only run repeated experimentation in a virtual setting and the immersion provided by IO PACs is a necessary component of generating useful data. We're not just making experiments interesting. We're not just bringing new datasets about but for truly saving lives with this technology.

IMEROPEX_FUTURE_DELIVERY

Fri, Feb 24, 2023 1:22PM • 2:13

SUMMARY KEYWORDS

industry, technology, pilots, experience, events, boggling, year, xr, quantify, powerpoint presentation, indistinguishable, piece, io, hardware, hurdles, treadmills, helps, immersive experience, learn, matter

---

 **00:00**

The difference in trying to learn something from a PowerPoint presentation and learning it by being there actually participating in the activity is night and day, it's difficult even to quantify in conversation, it's sort of something you really have to experience to believe. And I think that IO PACs is actually a bit of a window into the future for this technology, because of the way that they're integrating all the various hardware, each piece of which provides an extended level of immersion, the fact that you'll be able to experience these simulated environments, not just with the headset, and audio visual cues, but also haptic feedback, more realistic locomotion with these 360 degree treadmills. These pieces of hardware are all advancing in tandem along with the realism of the scenarios. So I think what you'll see in a few years is all of these different technologies kind of start to meld together into an immersive experience that's really indistinguishable from

 **01:02**

real life. We're really just at the very beginnings of what is possible, we see billions of dollars being pumped into this industry every year by major tech players. And, you know, there's really no end in sight with just how much of the technology has come within five years is absolutely mind boggling. And I expect that to occur within the next five years.

 **01:24**

It's a new industry, it's gonna have a lot of bumps and hurdles. It's not a matter of being the fastest, it's a matter of last name, because new technology is going to come out. More investment is going to happen from different industries that we service. And being just you know, first of all that helps with all that as well. Everything that we're doing right now is helping to drive the XR industry forward. And I'm really excited for

 **01:49**

that. We'll have some pilots done this year and then the pilots will be evolving into events that are funded by clients. And then once people see the power of this, I see our ability to do events like this 20 or 30 times a year by see this eventually being in the next few years $100 million

business

IMEROPEX_BRANDLONG_DELIVERY

📅 Sun, Feb 26, 2023 11:32AM   🕐 3:18

SUMMARY KEYWORDS

technology, company, io, integrating, crisis, experiment, data, called, revolute, pacs, immersion, operators, hardware, mais, discern, experience, school shootings, treadmill, diverse, bodysuit

---

 00:00

How do you quantify what it's like to change the world with technology? And what's just this is what's going on.

 00:08

I wanted to develop a company to build on the work I did for 20 years running a program called Cimex for DHS and DOD using simulation technology to put operators in an environment so they believe they're there, collect data about why things happen, and then produce that data to the clients to explain to them, this is how you can prevent these bad things from happening, or using the metaverse to understand why crisis situation happened, where the operators experiencing that crisis. It can range from things like school shootings, mitigating wildfires, mass casualty evacuation and treatment. Wherever there's a crisis, you can do an experiment around it using full die of virtual reality and examine why things happen. The centerpiece technology of IO PACs is a full diverse reality, that integration of all those technologies together. Headsets have to Glocks bodysuit through security treadmill game engine over the cloud. That full diverse reality unit is key to making the IO Pexels realistic for the operators, the more the operators believe they're in the environment, the more valuable the findings from the experiment. The fact

 01:15

is that you really can only run repeated experimentation in a virtual setting. And the immersion provided by IO PACs is a necessary component of generating useful data, we're able to capture a bunch of different types of peripherals and bring it all into one single recording that you can get an overview of the entire experiment,

 01:34

the idea of bringing the entire human experience into the digital realm and being able to discern, discern and determine how much of the human experience is a part of that. And then get all that data and work together with it. It's going to fundamentally do a paradigm shift across the board.

 01:53

And I think that IO, Pax is actually a bit of a window into the future for this technology, because of the way that they're integrating all the various hardware, each piece of which provides an extended level of immersion. Up until

 02:07

this point, everybody's focused on their specific hardware, or their specific solution. And it's just so exciting to be a part of a project that's finally putting it all together.

 02:20

A company called revolute is doing like data science. They'll be doing design of experiment, another company called XR decisions, they'll be doing my crisis analysis for an addition, there's a company called shiny box that is going to be doing my VR development, integrating all these various systems together. Another company is maysteel. They're the heart and soul of the company. And mais VL we'll be integrating the hardware to make sure it all works well together with all these companies working with me. It's going to be a journey. It takes a while to make things real.

 02:58

We're not just making experiments interesting. We're not just bringing new datasets about but we're truly saving lives with this technology.

IMEROPEX_INFO_DELIVERY

📅 Sun, Feb 26, 2023 11:34AM   🕐 5:41

SUMMARY KEYWORDS

headset, muscles, haptic, high resolution, treadmill, data, controllers, hands, sense, virtual reality, muscle memory, locomotion, digital, solution, touch, backpack, moves, run, experience, simulation

---

 00:00

other proprietary technology is something called for diverse reality units that is patent pending. That is the integration of the haptic gloves, the body suit, the treadmill and the headsets, through a game engine in a cloud environment to make it fully distributed and fully immersive.

 00:20

From the ground up, right, we have locomotion solution. So being able to be ambulatory, walking, moving, running those Virtuix Omni treadmill, it's one of the solutions we have in our arsenal is what the one we used for the pilot, it's a slip disc. So it allows you to walk or run without any moving parts. So it's really dependent on how fast you're comfortable going, I've gone up to like 18 miles an hour running on the thing. So that's what the Virtuix Omni solves, from from the bottom up. The next part is bringing the entire human body into a haptic solution. And that's the Tesla suit. So what that does is it gives you a sense of touch and strain on your muscle groups through electro stimulation. So if you've ever gone to the chiropractor and had some of those 10s units put on your muscles, and that kind of moves your muscles for you. Well imagine if you had a really high resolution version of those things, that you could single out the sensation of touching your skin, or single out the sensation of constricting a muscle group. And let's say, I'm trying to climb a ladder, well, when you first start climbing a ladder, it's pretty easy, right? You're, you're fresh and ready and your muscles aren't tired. But as you get up higher and higher, pulling your weight wrong, after a run, your muscles are gonna get more tired, they're gonna get more tense. Well, if I could tense your muscles, as part of the simulation, I could simulate strain, I could simulate weight, I could simulate burden. And I can put all of that into the simulation so that you have this sense of presence, that goes beyond your conscious thought, right? It's, I'm lugging this heavy backpack through a burning building, I'm not thinking about how heavy the backpack is, I just know my body is talking to me subconsciously about these feelings and what I need to overcome. Then we have optics. So we have the highest resolution, the most capable VR headset capable on the market right now, which is the Vario XR three, it's a true mixed reality solution. So it's not just virtual reality, or just augmented reality. What it does is it puts this really high resolution headset in front of your eyes, but then it has really low latency camera pass through. What that means is it can record the world around you put it to the computer, and send it back to your headset, and about the same amount of time it takes your eyes to see the real world and interpret that data. So the trade off is you can literally be driving a car down the freeway with this headset, you can't see anything. But because it's passing it through so fast. It's just like if you're just sitting in the car

without a headset on what that unlocks for us, what that allows us to do is to dial in exactly how much digital data is being presented visually. So it's point 1% digital data all the way to 100% Virtual Reality data, then it has things like LiDAR, so it has depth sensing for the environment around you where you're standing physically, and then also hand tracking. So I can bring my hands into the experience without needing to do controllers. It's a small detail, but it's a really important integral detail. Because when you're doing experimentation when you're doing training, when you're trying to understand empirical datasets not anecdotal, you need to know that there's a one to one relationship between what happened and what will happen when you're out in the field. And so when I can bring my hands into the experience and actually manipulate the environment with my hands, I'm keying into muscle memory. Whereas if I use controllers, I'm obfuscating, right I'm saying, This is how I learned with the controller. And now I have to think about what button I pressed and how to use that data in the real world. I want to tap into that muscle memory, which is one of the most powerful sets of memory that humans have access to. So we tie all this together. And with the eventual goal of also bringing in the haptics gloves, which is full skin deformation and force feedback onto your hands. So I feel the texture, the pressure, the sense of touch of everything. And then it also has force feedback. So if I were to touch my leg, touched something in virtual reality, and try to put my hand through that object in virtual reality, it's not really there in the real world. So if I have this tension system, so when I touch it, my hand stops or my finger stops or stops moving or it moves my finger as it's pushing against me. Again, what we're trying to do is bring the entire scope and capability of a person into the digital world

 04:59

at the back After you'll be able to experience these simulated environments, not just with the headset and audio visual cues, but also haptic feedback, more realistic locomotion with these 360 degree treadmills. These pieces of hardware are all advancing in tandem along with the realism of the scenarios. So I think what you'll see in a few years is all of these different technologies kind of start to meld together into an immersive experience that's really indistinguishable from real life.

IMEROPEX_PARTNERS_DELIVERY

Sun, Feb 26, 2023 11:35AM ⏱ 4:09

SUMMARY KEYWORDS

hardware, company, vr, work, immersive environments, experience, reality, component parts, distributed fashion, headset, revolute, closeness, human psyche, outcomes, called, industry verticals, integrating, iterating, data, training

---

 **00:00**

I think one of the most important things is that up until this point, everybody's focused on their specific hardware, or their specific solution. And it's just so exciting to be a part of a project that's finally putting it all together, it's a little bit like being the designer of an engine, it's great. Taking a fuel, and turning it into energy for an output is phenomenal. But when you put together the component parts, you build cars, and planes, and ships, and all of these things that drive human society today, when we just focus on just the headset, or we just focus on the locomotion, there are great things you can do with those independent parts. But when you bring the entire human psyche into an experience, we're going to uncover some truly incredible things, we're going to learn more about ourselves that we never even thought was possible. And I'm really excited to be there for that, right.

 **01:03**

I've got a number of great companies involved with a teaming agreement to support me, a company called revolute is doing my data science and collecting data and analyzing why things happen record

 **01:13**

is a data agnostic tool that is spatially aware of what's occurring within applications. These applications can be VR, or it could be, you know, actual, real life. So we're able to capture a bunch of different types of peripherals and bring it all into one single recording that you can get an overview of the entire experiment,

 **01:33**

another company called XR decisions, they'll be doing my crisis analysis for me. In addition, there's a company called shiny box that is going to be doing live development of the content of the VR environment, integrating all these various systems together. So the

 01:48

treadmills, the headsets, the haptic feedback suits, we have many years of experience now creating immersive industrial safety training, as well as just immersive environments in general, from our background in triple A game development, that people can jump right into the simulations, and intuitively understand how to interact with different parts of them, as opposed to feeling like they're using some sort of VR hardware to touch and feel parts of the world that they're in. And so this level of intuitiveness, and sort of perceptual closeness to the real world is very important in order for experimental data to be accurate,

 02:28

and nice VL will be integrating the hardware to make sure it all works well. Together,

 02:34

we are the guys that really understood how the hardware works and how to fit it together. Because it's not just about what the hardware is capable of. But it's how you can use that hardware for the right solution and get the outcomes you're desiring. And so what we did was we brought together shiny box, we brought together some of the other teams to bring them all under one roof, give them access, and then our also our on demand training on how to use the hardware and implement it properly. We're constantly iterating and iterating, on how that hardware can be used in the the experience, or how to align the projects for further iterations for the natural evolution, because we're going to focus on a pilot now. But we also have to have a mind for that future, how it's going to evolve, how it's going to scale, how it's going to be implemented in different industry verticals. And that's where our expertise comes into play. Because we work with all those industry verticals, we know their timelines, we know the outcomes that they seek. And we can help position not just the hardware solutions, but the deliverables, to match together what the industry is looking for.

 03:39

We're also going to work with companies like Microsoft, it's going to be a journey that takes a while to make things real. So we're going to invest money in making these for diverse reality use functional to ensure we can do the kind of thing we're talking about full diverse reality in a distributed fashion. So all those companies together, will be working with me to make IO pecs a reality.

IMEROPEX_WHYINVEST_DELIVERY_FIXED

📅 Mon, Feb 27, 2023 5:02PM   🕐 2:55

SUMMARY KEYWORDS

capability, technology, pacs, immersion, experience, initiative, figure, metaverse, outcomes, digital realm, participating, happen, io, learn, unique, work, integrating, broad, quantify, expansive

---

 **00:00**

The difference in trying to learn something from a PowerPoint presentation and learning it by being there actually participating in the activity is night and day, it's difficult even to quantify in conversation, it's sort of something you really have to experience to believe. And I think that IO PACs is actually a bit of a window into the future for this technology, because of the way that they're integrating all the various hardware, each piece of which provides an extended level of immersion.

 **00:32**

I believe that the market for this kind of capability is unique and broad. Using the quote unquote Metaverse for this purpose will have an impact in the way people see things. And a lot people around the country, be it public or private organizations, figure out that we can use this capability to anticipate what might happen threats that could damage their infrastructure, or cause casualties in their environment of their employees. And, and figure out why things happen prevent them from happening in the real world. And beyond just that, I think this is an expansive area to look at as far as using the latest in virtual reality technology that's been in the movies already player one forecast to be out there around 2045. We're saying it's going to be here in a year or two, less than a year, we're going to do pilots in 2023. And you can bet I'll make this a reality if you tell me what you want to explore. And I'll have the team together to make it happen. Now I'll help you understand why problems happen. I'll also help you understand how to solve them. It's a unique way of looking at problems like this.

 **01:37**

The fact is that you really can only run repeated experimentation in a virtual setting. And the immersion provided by IO PACs is a necessary component of generating useful data.

 **01:49**

The idea of bringing the entire human experience into the digital realm and being able to discern and determine how much of the human experience is a part of that. And then get all that data and work together with it. It's going to fundamentally do a paradigm shift across the

board. We're going to start to learn more about ourselves about each other, how we work together, how we find out the training outcomes, the interaction outcomes of everything we do. And in some ways this technology is going to know more about us than we perceive about us. And that gives us more to work from that gives us more capability of growing and evolving not just individually but as a community.

 02:29

This kind of initiative has legs. And to be frank, you're being an investor in this kind of initiative would make a name for yourself. You would be noted as someone that got into this initiative from the very beginning. It made a huge difference in a lot of different industries.